UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Forbes Energy Services Ltd.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

345143101

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 345143101	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Janet L. Forbes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,324,125 (includes 3,375 shares of common stock issuable upon exercise of options within 60 days of December 31, 2011).
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,324,125 (includes 3,375 shares of common stock issuable upon exercise of options within 60 days of December 31, 2011).
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,125 (includes 3,375 shares of common stock issuable upon exercise of options within 60 days of December 31, 2011).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 345143101	Schedule 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Forbes Energy Services Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3000 South Business Highway 281, Alice, Texas 78332

Item 2(a).	Name of Person Filing:

Janet L. Forbes

Item 2(b).	Address of Principal Business Office or, if None, Residence:

3000 South Business Highway 281, Alice, Texas 78332.

Item 2(c).	Citizenship:

Janet L. Forbes is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.04 per share.

Item 2(e).	CUSIP Number:

345143101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

(a) Janet L. Forbes beneficially owns 2,324,125 shares of common stock, which includes 3,375 shares of common stock issuable upon exercise of options within 60 days of December 31, 2011. The total shares beneficially owned by Janet L. Forbes as of December 31, 2011 include the shares of common stock held by a family trust in which Janet L. Forbes is the beneficial owner of such shares.

(b) All shares of common stock beneficially owned by Janet L. Forbes represent 11.1% of the outstanding shares of common stock of the Issuer based on (i) 20,918,417 shares outstanding as of December 31, 2011 plus (ii) the aforementioned 3,375 shares of common stock issuable upon exercise of options within 60 days of December 31, 2011.

(c) Janet L. Forbes has sole power to vote or to direct the vote of 2,324,125 shares of common stock, sole power to dispose or to direct the disposition of 2,324,125 shares of common stock, shared power to vote or to direct the vote of no shares of common stock and shared power to dispose or to direct the disposition of no shares of common stock.

CUSIP No. 345143101	Schedule 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 345143101	Schedule 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Janet L. Forbes
Janet L. Forbes, in her individual capacity